FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2007

Commission File Number: 001-13240

Empresa Nacional de Electricidad S.A.

National Electricity Co of Chile Inc

(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(562) 6309000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

April 25, 2007

Mr Alberto Etchegaray De la Cerda
Superintendent of Securities and Insurance
Santiago

MATERIAL INFORMATION

Dear Sir,

     In accordance with current legislation and regulations, I wish to inform you that the Regular Shareholders’ Meeting of Empresa Nacional de Electricidad S.A., held yesterday, elected a new Board of Directors of the Company for a period of three years as from the date of that meeting.

     The members of the Board as of April 24, 2007 are:

Jaime Estévez Valencia
José María Fernández Olano
Enrique García Álvarez
Pedro Larrea Paguaga
Héctor López Vilaseco
Carlos Torres Vila
Mario Valcarce Durán
Raimundo Valenzuela Lang
Leonidas Vial Echeverría

     At an extraordinary Board meeting held on the same day, the Board agreed to appoint Mario Valcarce Durán as Chairman and Pedro Larrea Paguaga as the Vice-Chairman of the Board.

     During the same meeting, the Board agreed to appoint Mario Valcarce Durán, Raimundo Valenzuela Lang and Jaime Estévez Valencia as members of the Directors’ Committee. Likewise, the Board decided to appoint Jaime Estévez Valencia, José María Fernández Olano and Enrique García Alvarez, as Directors of the Audit Committee.

Yours sincerely,

Rafael Mateo A.
Chief Executive Officer

April 25, 2007

Mr. Alberto Etchegaray De la Cerda
Superintendent of Securities and Insurance

FINAL DIVIDEND PAYMENT FOR
THE 2006 FISCAL YEAR

Dear Sir,

In accordance with the provisions of Circular 660 of October 22, 1986 of the Superintendency, I hereby inform you that Shareholders at the Regular Shareholders’ Meeting held on April 24, 2007 agreed to distribute Ch $10.84 per share as the final dividend, payable in cash and as a charge against the net income for 2006, payable on May 22, 2007. Shareholders registered in the Shareholders Registry as of May 15, 2007 are entitled to this dividend.

Best regards,

Humberto Bermúdez Ramírez
Deputy General Counsel

SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMPRESA NACIONAL DE ELECTRICIDAD S.A.

	By:	/s/ RAFAEL MATEO A.

Rafael Mateo A.

Chief Executive Officer

Dated: April 26, 2007

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.